FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F   X             Form 40-F
                   -----                     -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                   No   X
             -----                -----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

      Contents:
          1.   Update respecting Risk Factors

      This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).


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The following is intended to update our risk factors as disclosed in our 2004
Annual Report on Form 20-F and as previously updated in our Form 6-K report furnished to the Securities and Exchange Commission as of June 8, 2005. The first two and the last paragraphs under the following caption repeat verbatim the disclosure in our June 8, 2005 Form 6-K. The third, fourth and fifth paragraphs provide an update to that disclosure.

RISK FACTORS

For a discussion of our risk factors, see "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our 2004 Form 20-F.

As reported in our 2004 annual report on Form 20-F, in March 2005 we received a letter from a third party (AtGames Holdings Ltd., or AtGames) challenging the exclusivity of our manufacturing, vendor and distributor agreement with Sega Toys, which was represented to give us exclusive rights to the Play TV Sega Genesis games in the United States and certain other countries. Subsequently, we have worked closely with Sega Toys and Sega Corporation in an attempt to clarify our rights. We continue to believe that we have a strong position on the merits of the dispute as well as certain rights to indemnification from Sega Toys. Sega Corporation has advised us in writing that its position is that Sega has not granted AtGames any right to license Sega's Genesis/Mega Drive game titles for incorporation in TV game pads intended for worldwide markets. AtGames contends otherwise. Sega and AtGames have submitted their dispute to arbitration, and the arbitration hearing is currently scheduled to begin on September 26, 2005. Sega further stated its understanding that under the agreement between Radica and Sega Toys, Sega Toys has granted Radica the exclusive right to sell Play TV products incorporating selected Sega Genesis game titles in the United States and certain other territories under a license granted by Sega to Sega Toys.

On June 13, 2005, AtGames filed a complaint against Radica Games Limited and our subsidiary Radica (Macao Commercial Offshore) Limited, or Radica Macao, in the California Superior Court, County of Los Angeles, alleging intentional interference with contract and unfair competition. The complaint seeks substantial compensatory damages, punitive damages, declaratory relief and injunctive relief. The Radica parties consider this suit to be without merit and intend to defend against it vigorously.

Previously, Radica Macao had filed suit in the California Superior Court, Los Angeles County, West District, against the attorneys representing AtGames. The Radica Macao complaint alleges misappropriation of trade secrets, conversion and unfair business practices. The complaint seeks compensatory damages, punitive damages and injunctive relief.

In addition, and supplemental to two prior indemnification demands, the Radica parties have made formal demand on Sega Toys for indemnification respecting the action recently filed by AtGames.

We are presently unable to predict the outcome of the foregoing dispute. We intend to vigorously defend our rights, and continue to believe in the strength of our position with respect to exclusive rights in the United States and certain other territories concerning Play TV Sega Genesis games. Nevertheless, as we stated in our 2004 Form 20-F, this situation illustrates that in certain cases we may face additional unanticipated competition from another party who also has rights, or who asserts that it has rights, in the intellectual property that we are using or intending to use, this may have a material adverse effect on the sales and profitability of the products concerned. We may also incur substantial costs and management time in defending, or attempting to defend, our rights.

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                                    SIGNATURE
                                    ---------


Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             RADICA GAMES LIMITED




Date:  June 14, 2005                           /s/ Craig D. Storey
     ------------------                      ----------------------------
                                             Craig D. Storey
                                             Chief Accounting Officer














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